UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

Free translation

BANCO SANTANDER (BRASIL) S.A.
Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067
Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS
Distribution of Dividends and Interest on Capital

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on this date, approved the Board of Executive Officers’ proposal, according to the meeting held on December 16, 2009, ad referendum of the Annual Meeting to be held in 2010, for the distribution of:

(a) Intermediary dividends, pursuant to article 35, item III, of the Company’s Bylaws, based on the profits determined in the 1st semester of the fiscal year of 2009, in the amount of R$ 327,400,000.00 (three hundred twenty-seven million, four hundred thousand Reais);

(b) Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30, 2009, in the amount of R$ 422,600,000.00 (four hundred and twenty-two million, six hundred thousand Reais); and

(c) Interests on the Company’s Capital, related to the 2nd semester of 2009, in the gross amount of R$ 200,000,000.00 (two hundred million Reais), which less the Income Tax Withheld at Source (“IRRF”), pursuant to the legislation in force, result in the net amount of R$ 170,000,000.00 (one hundred and seventy million Reais), except for immune and/or exempt shareholders.

Type	Intermediary dividends (value/thousand)	Interim dividends (value/thousand)	Interests On Capital (gross value) (value/thousand)	Interests On Capital (net value) (value/thousand)	Total Value to be Distributed (net value) (value/thousand)
Common Shares	R$ 0.7838830289	R$ 1.0118172511	R$ 0.4788534080	R$ 0.4070253968	R$ 2.2027256768
Preferred Shares	R$ 0.8622713318	R$ 1.1129989763	R$ 0.5267387488	R$ 0.4477279365	R$ 2.4229982446
Unit(*)	R$ 86.2271331795	R$ 111.2998976255	R$ 52.6738748800	R$ 44.7727936480	R$ 242.2998244530
(*) one (1) Unit corresponds to one (1) American Depositary Share (“ADS”)

Shareholders registered in the Company’s books at the end of the December 23, 2009, inclusive, shall be entitled to the Intermediary Dividends, Interim Dividends and Interests on Capital. Therefore, as of December 24, 2009, inclusive, the Company’s shares shall be traded “Ex-Dividends/Interests on Capital”.

The value of the Intermediary Dividends, Interim Dividends and Interests on the Capital hereby approved shall be fully incorporated in the mandatory dividends to be distributed by the

Company in relation to the fiscal year of 2009, and shall be paid on February 22, 2010, without any compensation as monetary correction.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange - NYSE, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

Finally, the payment of the (i) Interests On Capital related to the period from January to April 2009, in the total gross value of R$ 340,000,000.00 (three hundred forty million Reais), approved at Meetings of the Board of Executive Officers and Board of Directors held on April 28, 2009; and (ii) Interests On Capital related to the period from May to June 2009, in the total gross value of R$ 285,000,000.00 (two hundred eighty-five million Reais), approved at the Meetings of the Board of Executive Officers and Board of Directors held on June 30, 2009, shall also be made on February 22, 2010, without any compensation as monetary correction, as follows:

Type	Interests On Capital Jan to Apr 09 (gross value) (value/thousand)	Interests On Capital Jan to Apr 09 (net value) (value/thousand)	Interests On Capital May to Jun 09 (grossvalue) (value/thousand)	Interests On Capital May to Jun 09 (net value) (value/thousand)	Total value to be distributed (net value) (value/thousand)
Common Shares	R$ 0.9974234393	R$ 0.8478099234	R$ 0.8360755300	R$ 0.7106642005	R$ 1.5584741239
Preferred Shares	R$ 1.0971657832	R$ 0.9325909157	R$ 0.9196830830	R$ 0.7817306206	R$ 1.7143215363
Unit	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

São Paulo, December 23, 2009.
BANCO SANTANDER (BRASIL) S.A.
Carlos Alberto López Galán
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 23, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President